October 19, 2007

BY EDGAR TRANSMISSION

Paul Cline
Senior Accountant	For Use of the Commission Only
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-1004

RE:	Bay Banks of Virginia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 23, 2007
File No. 000-22955

Dear Mr. Cline:

Bay Banks of Virginia, Inc. (the “Company”) has received your letter dated October 9, 2007 regarding the Company’s most recently filed Form 10-K. This letter on behalf of the Company responds to the comment set forth in your letter. For convenience of reference, we have included the comment set forth in your letter, and the Company’s response to the comment follows thereafter.

Form 10-K, filed March 23, 2007

Financial Statements

Note 2, Unidentifiable Intangibles, page 34

1. Please tell us in detail how amounts originally identified as core deposit intangibles upon the acquisition of branches were subsequently identified as unidentifiable assets upon the implementation of SFAS 147, clarifying your basis for ceasing amortization of these assets.

Response: In the period from 11/15/94 through 10/27/00, the Company acquired five branches from outside of its existing market area. Core deposit intangible studies separating the identifiable intangible from goodwill were not performed on any of the branches acquired. Therefore, in accordance with Topic D-100, the core deposit intangible cannot be identified separately from goodwill.

FAS 147, Acquisitions of Certain Financial Institutions issued October 2002, prescribes the accounting treatment for the acquisition of all or part of a financial institution, including a branch. The acquisition of all or part of a financial institution that meets the definition of a business combination should be accounted for by the purchase method in accordance with SFAS No. 141, Business Combinations issued June 2001, requiring that the amount of any unidentifiable intangible be recognized and accounted for as goodwill.

In assessing whether the branch acquisitions represented the acquisition of a business, the Company relied on the guidance in EITF Issue No. 98-3. We determined that the branch acquisitions constituted a business acquisition due to the following reasons:

•	Real estate was acquired in each branch acquisition.

•	The Company acquired employees of the former owner in each acquisition.

•	In each branch, various operational processes were acquired which allowed the branch to service its customers.

•	Deposit liabilities were assumed in each transaction along with access to the individual customers of each branch acquired.

Based on management’s conclusion that the branches acquired constituted a business acquisition and given that no study was performed at the date of acquisition to separate the core deposit intangible from goodwill, the Company ceased amortizing the remaining balance of the unidentifiable intangible as of January 1, 2002. Annually, management has performed an impairment test to ensure the remaining balance of goodwill is appropriate and that an impairment charge is not warranted.

In future filings, we will revise our footnote titled “Unidentifiable Intangibles” to remove references to core deposit intangibles and more clearly explain that the remaining asset is goodwill subject to annual impairment testing. We will also change the description used on the balance sheet from core deposit intangible to goodwill.

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As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 435-1171.

Thank for your assistance in this matter.

Yours truly,

/s/ Austin L. Roberts, III
Austin L. Roberts, III
President and Chief Executive Officer